December 23, 2020

Via EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

RE:	ESSA Pharma Inc.
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of ESSA Pharma Inc. (the “Company”), we respectfully request that the U.S. Securities and Exchange Commission take appropriate action to accelerate the effective date of the Registration Statement on Form S-3 (File No. 333-250967) (the “Registration Statement”) pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on December 29, 2020 or as soon thereafter as is practicable.

We also request that the undersigned of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, be notified of such effectiveness by a telephone call at (212) 735-2227 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Michael J. Hong

Michael J. Hong

cc: David Parkinson, David Wood